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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

JDA Software Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46612K 10 8
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	CUSIP NO. 46612K 10 8	Page	2	of	5

1	NAMES OF REPORTING PERSONS: James D. Armstrong

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	5	SOLE VOTING POWER:

NUMBER OF		2,003,779

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,018

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,003,779

WITH:	8	SHARED DISPOSITIVE POWER:

		21,018

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,024,797

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 5 Pages

Schedule 13G
James D. Armstrong (cont.)
Item 1.
(a)	Name of Issuer: JDA Software Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

14400 N. 87th Street, Scottsdale, AZ 85260
Item 2.
(a)	Name of Person Filing:

James D. Armstrong

(b)	Address of Principal Business Office or, if none, Residence:

c/o JDA Software Group, Inc. 14400 N. 87th Street, Scottsdale, AZ 85260 Phoenix, AZ 85260

(c)	Citizenship: Canada

(d)	Title of Class of Securities: Common Stock, $0.01 par value

(e)	CUSIP Number: 46612K 10 8
Item 3. Status of Person Filing:
Not applicable.
Item 4. Ownership
(a)	Amount Beneficially Owned:

2,024,797 shares

(b)	Percent of Class: 7.0%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 2,003,779 shares

(ii)	shared power to vote or to direct the vote: 21,018 shares

(iii)	sole power to dispose or to direct the disposition of: 2,003,779 shares

(iv)	shared power to dispose or to direct the disposition of: 21,018 shares

Page of 3 of 5 Pages

Schedule 13G
James D. Armstrong (cont.)
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of the Group
Not applicable.
Item 10. Certification
(a)	Not Applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.
        .

Page of 4 of 5 Pages

Schedule 13G
James D. Armstrong (cont.)
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 2, 2006

Date

/s/ James D. Armstrong

Signature

James D. Armstrong, Chairman and

Chief Executive Officer

Name/Title

Page of 5 of 5 Pages